Exhibit 99.2

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Announcement Summary

Entity name

RADIOPHARM THERANOSTICS LIMITED

Date of this announcement

Wednesday December 18, 2024

The +securities the subject of this notification are:

+Securities issued under an +employee incentive scheme that are subject to a restriction on transfer and are not being quoted on ASX until the restriction ends

Total number of +securities to be issued/transferred

ASX +security code	Security description	Total number of +securities to be issued/transferred	Issue date
RADAN	OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	140,572,155	16/12/2024

Refer to next page for full details of the announcement

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	1 / 7

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 1 - Entity and announcement details

1.1 Name of entity

RADIOPHARM THERANOSTICS LIMITED

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number type	Registration number

ACN	647877889

1.3	ASX issuer code

RAD

1.4 The announcement is

New announcement

1.5 Date of this announcement

18/12/2024

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	2 / 7

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 2 - Issue details

2.1 The +securities the subject of this notification are:

+Securities issued under an +employee incentive scheme that are subject to a restriction on transfer and are not being quoted on ASX until the restriction ends

2.2a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which:

has an existing ASX security code (“existing class”)

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	3 / 7

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 3B - number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to ASX in an Appendix 3B

Additional +securities in an existing class issued under an +employee incentive scheme

ASX +security code and description

RADAN : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES

Date the +securities the subject of this notification were issued

16/12/2024

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class

Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

Yes

Provide details of the KMP or +associates being issued +securities.

Name of KMP	Name of registered holder	Number of +securities
Riccardo Canevari	Riccardo Canevari	55,250,286

Ian Turner	Ian Turner	12,040,404

Paul Hopper	Paul Hopper	8,000,000

Noel Donnelly	Noel Donnelly	8,000,000

Phillip Allen Hains	Phillip Allen Hains	8,000,000

Hester Larkin	Hester Larkin	8,000,000

Leila Alland	Leila Alland	8,000,000

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

Refer to page 49 of the 2024 Notice of Annual General Meeting for the Material terms of the Omnibus Incentive Plan:
https://announcements.asx.com.au/asxpdf/20241025/pdf/069khmnljqvkz4.pdf

Any other information the entity wishes to provide about the +securities the subject of this notification

n/a

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	4 / 7

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Issue details

Number of +securities

140,572,155

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	5 / 7

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity’s current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (Total number of each +class of +securities issued and quoted on ASX)

ASX +security code and description	Total number of +securities on issue
RADO : OPTION EXPIRING 30-NOV-2026	79,352,040

RAD : ORDINARY FULLY PAID	2,172,960,756

RADOA : OPTION EXPIRING 24-AUG-2026	818,890,534

4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue
RADAK : OPTION EXPIRING 01-JUN-2027 EX $0.60	2,500,000
RADAE : OPTION EXPIRING 25-NOV-2025 RESTRICTED	5,700,006
RADAN : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	212,834,542
RADAJ : OPTION EXPIRING 01-JUL-2027 EX $0.17	13,137,976
RADAF : OPTION EXPIRING 25-NOV-2026 RESTRICTED	8,666,678
RADAG : OPTION EXPIRING 25-NOV-2026 EX $0.60	5,066,672
RADAH : OPTION EXPIRING 22-DEC-2025 EX $0.60	400,000
RADAI : OPTION EXPIRING 27-MAY-2027 EX $0.60	740,000
RADAP : OPTION EXPIRING 24-APR-2028 EX $0.09	8,955,224
RADAAA : OPTION EXPIRING 24-FEB-2025 EX $0.05	149,925,040

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	6 / 7

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 5 - Other Listing Rule requirements

5.1 Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1?

Yes

5.1a Select the number of the applicable exception in Listing Rule 7.2

13

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	7 / 7